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---------------                           U.S. SECURITIES AND EXCHANGE COMMISSION                  ----------------------------
    FORM 3                                          Washington, D.C. 20549                         OMB APPROVAL

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                                                                                                   OMB Number: 3235-0104

                                                                                                   ----------------------------
                                   INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES         Expires: October 31, 2001

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                                                                                                   Estimated average burden
                                                                                                   hours per response......0.5
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                                Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                          Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person           2. Date of Event Re-    4.  Issuer Name and Ticker
                                                   quiring Statement           or Trading Symbol
J. Marvin Feigenbaum                               (Month/Day/Year)
--------------------------------------------------
                                                    December 31, 2001      Ambient Corporation / ABTG.OB
                                                   -------------------     -------------------------------------------------------
                                                   3. IRS Identification   5.  Relationship of Reporting    6.  If Amendment, Date
                                                      Number of Reporting      Person to Issuer                 of Original Filing
1033 Beacon Street                                    Person, if an Entity     (Check all applicable)           (Month/Day/Year)
---------------------------------------------------   (Voluntary)
                     (Street)                                                  X  Director      10%  Owner  7.  Individual or Joint/
                                                                              ---           ---                 Group
                                                                                  Officer    Other (specify     (Check Applicable
                                                                              --- (give title        below)     X  Form filed by One
                                                                                   below)                      --- Reporting
                                                                                                                   Person
                                                                                 ---------------------------       Form filed by
                                                                                                               --- More than One
                                                                                                                   Reporting
Brookline            MA            02446                                                                           Person
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  (City)           (State)          (Zip)

                                                    TABLE 1 - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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1.  Title of Security       2.  Amount of Securities           3.Ownership           4.  Nature of Indirect Beneficial Ownership
    (Instr. 4)                  Beneficially Owned             Form: Direct             (Instr. 5)
                                Instr. 4)                      (D) or Indirect
                                                               (I) (Instr. 5)
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FORM 3 (CONTINUED)           TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
SECURITIES)


------------------------------------------------------- -------------------------------- -------------------------------------- ----
1.  Title of            2. Date Exercisable and      3. Title and Amount of Securities 4. Conver-     5. Owner-     6. Nature of
    Derivative Security    Expiration Date              Underlying Derivative Security    sion or        ship          Indirect
    (Instr. 4)             (Month//Day/Year)            (Instr. 4)                        Exercise       Form of       Beneficial
                                                                                          Price of       Derivative    Ownership
                        --------------------------------------------------------------    Derivative     Security:     (Instr. 5)
                        Date         Expiration       Title           Amount or           Security       Direct (D)
                        Exercisable  Date                             Number of shares                   or Indirect
                                                                                                         (I)
                                                                                                         (Instr. 5)


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Common                                               Common           50,000                  +             D           ---
Stock Option                                         Stock
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Reminder: Report on a seperate line for each class of securities beneficially owned directly or indirectly.
Explanation of Responses:

+ The options were issued under Ambient's 2000 Equity Incentive Plan. The option with respect to 25,000 shares becomes first exercisable in December 2002, at an exercise price per share of $.50 with respect to 20,000 shares and $.75 with respect to 5,000 shares; the option with respect to the remaining 25,000 shares becomes first exercisable in December 2003, at an exercise price per share of $.50 with respect to 20,000 shares and $.75 with respect to 5,000 shares.


          /s/ J. Marvin Feigenbaum                                         January 9, 2002
         ----------------------------------                               --------------------------
         ** Signature of Reporting Person                                            Date


    *  If the form is filed by more than one reporting person, see Instruction 5(b)(v).

   ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

Note:  File three copies of this Form, one of which must be manually signed. If space is insufficient,
       See Instruction 6 for procedure.

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